Holland+Knight

Tel 212 513 3200
Fax 212 385 9010

Holland & Knight LLP
195 Broadway, 24th Floor
New York, NY 10007-3189
www.hklaw.com

Lance Myers
212 513 3217
lance.myers@hklaw.com

07023435

May 9, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Supplemental Submission on behalf of UTair Aviation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as emended

SEC File No.: 82-4789

SUPPL

Ladies and Gentlemen:

On behalf of UTair Aviation, a Russian open joint stock company (the "Company"), we hereby furnish this letter and press releases for the period October 16, 2006 to April 13, 2007, to the Securities and Exchange Commission (the "SEC") in order to continue the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

The Bank of New York acts as Depositary bank for the Company under the Form F-6 Registration Statement, file number 333-8792, which was declared effective by the SEC on May 26, 1998.

The Company agrees that it will furnish to the SEC on an ongoing and timely basis whatever information is made public, distributed or filed with Moscow Interbank Currency Exchange or the RTS Stock Exchange or mailed to its shareholders.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability provisions of Section 18 of the Exchange Act and that neither

dlw 5/10

this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please do not hesitate to contact me at (212) 513-3217 or by email at lance.myers@hklaw.com. Please have the enclosed copy of this letter date stamped and returned in the enclosed, postage pre-paid envelope.

Respectfully yours,

Lance Myers

Summary of UTair Press Releases – 2006

	Date	Description
1.	10/16/06	**UTair Expands Status Special Program** - expansion of bonus program for frequent fliers to stay in St. Petersburg hotel
2.	10/16/06	**UTair Reports Passenger Transportation Growth from January to September 2006** - 33.9 percent growth over same period in 2005
3.	10/17/06	**UTair Signs Aircraft Repair Contracts** - Signed for repair and supply of spare parts and accessories for Mil helicopters with Krasny Octiabr JSC and Klimov Plant
4.	10/17/06	**UTair to Expand Route Network Through Pulkovo Airport** - Airline to introduce 17 new routes in 2007
5.	10/18/06	**UTair Gives Names to its Two Planes** - Two Tu-154M jets named: - Konstantin Luzhnetsky (side number RA-82727) - Vladimir Kuleshov (side number RA-85813)
6.	10/19/06	**UTair to issue CLN's** - Supervisory Board approved fundraising project to issue credit-linked notes in US dollars ($100 million in 2007)
7.	11/01/06	**UTair Introduces 2006 Fall-Winter Schedule** - Also: "Save Half!" – half price tickets until 01/01/07
8.	11/13/06	**UTair Holds Presentation in New York** - re airline's international operations in 2005
9.	11/13/06	**UTair Reports 32.2% Passenger Transportation Growth from January to October 2006** - 32.2% growth from one year ago
10.	11/23/06	**UTair's Annual Report Rated Best** - Announced the winner in the Transport category at the 8th Annual Competition of Annual Reports and Corporate Websites

	Date	Description
11.	11/23/06	**UTair's Top Managers Named Among Russia's Administrative Elite** - Senior Executives at UTair have been ranked among Russia's 1000 top professional managers by Russian Managers Association and Kommersant Publishing House
12.	11/23/06	**UTair Earns Another ISO 9001:2000 International Quality Management System Certificate** - Confirms airline's ability to render services to a standard not below the required one
13.	11/23/06	**UTair -Finance Ltd. Repays First Bonded Loan** - No obligations to bond holders as of 11/22/06
14.	11/30/06	**UTair Shareholders Approve Major Transaction** - Shareholders approved series of interrelated transactions worth RUR2bn (USD.76.02m)
15.	12/04/06	**UTair Issues First E-Ticket in Russia** - First airline company in Russia to issue electronic tickets
16.	12/26/06	**UTair Europe Granted Operator Status** - Subsidiary now certified for flight operation
17.	12/27/06	**UTair-Technik Receives EASA Certification for Aircraft Maintenance** - Airline issued Part-145 approval certificate as an aircraft maintenance organization by the European Aviation Safety Agency ("EASA")
18.	12/28/06	**UTair Sets New Year Ticket Prices** - Special New Year prices have been set between certain cities through January 14, 2007
19.	12/29/06	**Komiinteravia Reorganized into UTair Express** - New company emerged from reorganization of Komiinteravia
20.	01/16/07	**UTair Reports Passenger Traffic Growth in 2006** - UTair carried 28.1 percent more passengers in 2006 than in 2005. Passenger traffic also increased by 23.1 percent. Airline plans more growth for 2007.
21.	02/08/07	**UTair Turns 40** - Bullet points about airline history, goals, fleet.

	Date	Description
22.	02/15/07	**UTair Reports 32.9% Rise in Passenger Transportation in January 2007** - Increased passengers to 167,378 over same period last year.
23.	02/17/07	**Press Release** - Airline's official stance regarding restrictions imposed on charter and taxi flights performed by Russian air carriers to European Union. Russian Transportation Ministry states that restrictions have been imposed to avoid serious damages to Russia's image as a leading air power as well as to enhance security of flights, but UTair believes the strict measures are rash and disregard actual state of affairs.
24.	02/27/07	**UTair Boosts Stake in Ust Kut Airport** - Stake in share capital of Irkitsk region-based Ust Kut Airport Open Joint-Stock Company is 76.66 percent. Airline is planning to invest in infrastructure to bring airport's operations up to contemporary standards.
25.	03/01/07	**UTair Aviation Offers Passengers Lenten Menu** - Consideration to preferences of believers who keep Russian Orthodox canon law
26.	03/09/07	**Message from UTair Aviation** - On March 8. 2007, onboard flight navigator felt suddenly ill and was provided prompt medical attention by flight assistants. There was a normal procedure landing at which time the navigator was hospitalized. Pre-flight medical screening showed no irregularities.
27.	03/13/07	**UTair Posts 28.6% Increase in Passenger Numbers in January-February** - Increase of 28.6 percent over same period last year. Increase also seen in other indicators over this period (mail: increase 78.4%; cargo97.1%, etc.).
28.	03/14/07	**Biathlon World Cup Participants Fly with UTair** - UTair has been official air carrier and general sponsor of Biathlon World Cup since 2000
29.	03/15/07	**UTair Expands Maintenance Capacity** - Taking steps to update its repair and maintenance facilities for component parts of ATR-42 regional passenger aircraft.

	Date	Description
30.	03/16/07	**UTair to Cooperate with Irkutsk Region** - UTair General Director Andrei Martirosov and Irkutsk region Governor Alexander Tishanin signed an agreement on social and economic cooperation, to implement social, industrial and financial programs in the Irkutsk region.
31.	03/21/07	**Press Release** - Flight 471, a Tu-134 passenger plane, crash-landed at Kurumoch airport in March 17, 2007. Six deaths, more than twenty injured (none in severe condition). UTair transporting relatives of those killed and injured to the scene; company covered funeral expenses; company initiating compensation to relatives (20 times higher than maximum insurance allowable under Russian law).
32.	03/28/07	**UTair's Supervisory Board Approves Date of Annual General Shareholders Meeting** - The meeting will be held on June 28 2007 in Khanty-Mansiysk, where shareholders will approve the annual report and annual accounting statements of UTair Aviation JSC for 2006, as well as dividend payment.
33.	03/28/07	**Statement** - Information reported by some media regarding sale of company's stock by certain shareholders is untrue. The structure of UTair Aviation JSC's shareholders has not changed significantly recently.
34.	04/02/07	**Expert RA Confirms UTair's B++ Corporate Governance Rating** - Independent expert audit by rating agency shows UTair is a safe investment and a transparent business.
35.	04/05/07	**UTair to Carry out 1,500 Flights per Week in Spring-Summer 2007** - Increase in flights to numerous destinations using 93 aircraft
36.	04/06/07	**UTair Launches Commercial Flights in Sierra Leone** - UTair Sierra Leone Ltd. will operate two Mi-8 helicopters for passenger transportation
37.	04/12/07	**UTair Boosts Passenger Transportation by 25.1% in January-March 2007** - Increased number of passengers carried to 527,228 people, or 25.1 percent more than same period last year

	Date	Description
38.	04/13/07	**UTair's Market Capitalization Tops $300m** - Shares of UTair showing strong growth on the stock market, surpassing $300m. UTair is one of only two Russian air carriers now listed on Russian stock exchanges.

1. 10/16/06 **UTair Expands Status Special Program**

UTair Aviation
Joint-Stock Company

RECEIVED
2007 MAY 10 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

No. 44
October 16, 2006

UTAIR EXPANDS STATUS SPECIAL PROGRAM

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) plans to expand the STATUS bonus program for the most frequent passengers that has existed since 2001. Its participants will be offered an additional privilege to use their bonus points to pay for accommodation in one of the best hotels in St. Petersburg.

The Ambassador Hotel, which has recently signed a cooperation agreement with UTair, has a very convenient location right in the historical center of St. Petersburg, within close proximity to Nevsky Prospect.

Participants of the STATUS program already enjoy the privilege of staying in the Hotel Balchug Kempinski Moscow. If they collect enough bonus points they can spend a weekend in this popular Moscow five-star hotel with a Kremlin view. 170 STATUS bonus points are given for each day spent in the hotel.

In addition, the airline plans to provide STATUS participants with good-quality hotel services at every destination point on UTair's route network.

For additional information about the STATUS bonus program for frequent passengers, please, visit UTair's corporate web site at *http://www.utair.ru/ru/transp/status/* *or call +7 (3452) 49-24-62, 49-24-63.*

You can visit www.utair.ru to learn more about the airline.

For additional information, please, contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

2. 10/16/06 **UTair Reports Passenger Transportation Growth from January to September 2006**

UTair Aviation

Joint-Stock Company

Press Release

No. 44
October 16, 2006

UTAIR REPORTS PASSENGER TRANSPORTATION GROWTH FROM JANUARY TO SEPTEMBER 2006

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) increased its number of transported passengers to 1,844,172 people in January to September of this year, which is a 33.9 percent growth compared to the same period of 2005.

The company also reported a substantial improvement in other operational figures. In particular, the passenger traffic added 26.7 percent to 2,880,701,500 passenger kilometers.

The volume of mail transported by airplane went up 16 percent in January to September 2006; cargo transportation increased by 17.7 percent.

UTair's airplanes flew for 82,241 hours, up 16.7 percent in the reported period.

The company's helicopters flew for 44,442 hours, which is a 12.4 percent advance compared to the first nine months of last year.

UTair's helicopters transported 6.7 percent more cargo, reaching some 43,505 tonnes.

According to the business plan, the company's airplanes and helicopters will spend 166,800 hours in the air. More than 2.5m passengers will be transported and 12 new routes introduced. Helicopter operations will be conducted in Russia and nine foreign countries, with the volume of helicopter service exports increasing by more than 25 percent.

The main operational figures for the airline's activities from January to September 2006 are presented in the chart below:

No.	**Transport aviation (airplanes)**	Unit of measurement	First 9 months of 2005	First 9 months of 2006	Growth, %
	Passenger traffic	passenger-kilometers	2 273 910.4	2 880 701.5	126.7
	Number of passengers carried		1 377 108	1 844 172	133.9

For additional information, please, contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

	Number of passengers carried by airplane		1 345 930	1 796 549	133.5
	Number of passengers carried by helicopter		31 178	47 623	152.7
	Aviation flying time	hours	70 491	82 241	116.7
	Cargo transported	tonnes	5 623.5	6 620.4	117.7
	Mail transported	tonnes	707.1	820.1	116.0
	Helicopter operations				
	Flying time	hours	39 523	44 442	112.4
	Cargo transported	tonnes	40 787.1	43 504.7	106.7

You can visit www.utair.ru to learn more about the airline.

For additional information, please, contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

3. 10/17/06 **UTair Signs Aircraft Repair Contracts**

Rule 12g3-2(b)(1)(iii)

UTair Aviation

Joint-Stock Company

Press Release

No. 45
October 17, 2006

UTair SIGNS AIRCRAFT REPAIR CONTRACTS

UTair Aviation (UTair Aviation, JSC) has signed agreements for the repair and supply of spare parts and accessories for Mil helicopters with the Krasny Octiabr JSC and the state-owned Klimov Plant (St. Petersburg). The documents were signed during a recent visit by an official delegation from the Khanty-Mansi Autonomous Area to St. Petersburg.

In 2007 and 2008, Krasny Octiabr will carry out a general overhaul of transmission systems for UTair's Mi-8MTV and Mi-26 helicopters.

The Klimov Plant will carry out the repair and supply of helicopter engines in 2007.

Krasny Octiabr and the Klimov Plant have been UTair's reliable partners for many years. Their activities and high quality standards help strengthen UTair's position as one of the world's leading helicopter operators.

UTair is the largest helicopter company in Russia and worldwide. It has about 180 Mil helicopters, of which more than 60 carry out international flights.

You can visit www.utair.ru to learn more about the airline.

For additional information, please, contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

4. 10/17/06 **UTair to Expand Route Network Through Pulkovo Airport**

UTair Aviation
Joint-Stock Company

Press Release

No. 46
October 17, 2006

UTAIR TO EXPAND ROUTE NETWORK THROUGH PULKOVO AIRPORT

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) plans to expand its route network through Pulkovo Airport (St. Petersburg) in 2007.

A relative protocol was signed during the recent visit of an official delegation from the Khanty-Mansi autonomous area to St. Petersburg aimed at establishing mutually beneficial cooperation between UTair and the Pulkovo Airport Federal State Unitary Enterprise.

The airline is set to introduce 17 new routes from Pulkovo Airport to cities in Russia and the CIS states during the next summer season.

At present, UTair conducts regular flights to Surgut, Ufa, Sochi, Syktyvkar and Moscow (Vnukovo Airport) and is one of the main air carriers in St. Petersburg.

The parties are also planning to consider the possibility of having UTair planes based at Pulkovo Airport.

UTair Aviation is one of the major air carriers to Russian destinations. The company's business plan stipulates for some 2.5-million passenger flow in 2006.

You can visit www.utair.ru to learn more about the airline.

For additional information, please, contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

5. 10/18/06 **UTair Gives Names to its Two Planes**

Rule 12g3-2(b)(1)(iii)

UTair Aviation

Joint-Stock Company

Press Release

No. 47
October 18, 2006

UTAIR GIVES NAMES TO ITS TWO PLANES

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) has given names to its two Tu-154M jets, i.e. Konstantin Luzhnetsky (side number RA-85727) and Vladimir Kuleshov (side number RA-85813).

Konstantin Luzhnetsky was appointed as the First Chief of the Tyumen Civil Aviation Department by order of the Civil Aviation Minister of the USSR in February 1967. Vladimir Kuleshov was in charge of the Tyumen Civil Aviation Department in 1969-1973.

The first two heads of the Tyumen Civil Aviation Department made a substantial contribution to the development of civil aviation in the region. During their years in office, new airports and aircraft construction enterprises were built, and new types of aircraft tested, as well as passenger flow and aviation services boosted.

Several Tu-154 jets, UTair's flagman planes, were given the names of people well-known in Western Siberia, who contributed to the development of civil aviation and also to resource development. They are: Vasily Bakhilov, Antonina Grigoryeva, Petr Panov, and Roman Marchenko.

You can visit www.utair.ru to learn more about the airline.

For additional information, please, contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

6. 10/19/06 **UTair to issue CLN's**

UTair Aviation
Joint-Stock Company

Press Release

No. 48
October 19, 2006

UTair to issue CLNs

The Supervisory Board of Utair Aviation (UTair Aviation, JSC) has approved a fund-raising project to issue credit-linked notes (CLN) denominated in US dollars. The airline company plans to issue three-year CLNs worth $100 million early next year. UTair will use the money to finance its fleet replacement projects, including the acquisition of regional and medium-range planes and new generation helicopters. MDM Bank will be the lead manager for the CLN issue.

The Supervisory Board of UTair Aviation has also decided to call an extraordinary general shareholders meeting in November 2006 to approve the granting of a guarantee to UTair's subsidiary UTair Finance, necessary for the third bond issue. The airline plans to issue RUR 2 billion in bonds before the end of 2006, using the money to refinance the company's current credit obligations. The bonds have a maturity period of four years, which will allow UTair to significantly improve its debt structure. UTair Finance was set up for developing and implementing programs to attract investment in UTair Aviation.

You can visit www.utair.ru to learn more about the airline.

For additional information, please, contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

7. 11/01/06 **UTair Introduces 2006 Fall-Winter Schedule**

UTair Aviation

Joint-Stock Company

RECEIVED
2007 MAY 10 A 10:77

Press Release **No. 49**
November 1, 2006

UTAIR INTRODUCES 2006 FALL-WINTER SCHEDULE

Khanty-Mansiysk – UTair Aviation (UTair Aviation JSC) has switched to its winter schedule as of October 30, 2006, coming up with a broader route network and an increased number of flights to certain destinations. UTair will introduce new flights from Moscow to Lvov and Sovetsky, as well as boost the number of flights between Moscow and Ufa and from Western Siberia to Central Asia. A winter charter program will ensure the quick and comfortable transportation of UTair's passengers to their Christmas vacation resorts in Egypt and Thailand.

In addition, UTair has launched its fall special "Save Half!" Until November 15, 2006 anyone can buy plane tickets at half price. This applies to flights running until January 1, 2007.

The "Veteran" year-round special will be continued as well. Any World War II veteran who is a citizen of the Russian Federation can get a free-of-charge ticket for a one-way or a round trip to any of UTair's 200 destinations. This year, UTair's managers resolved to pay respect to the accomplishments of elderly people and provide veterans with a year-round opportunity to visit their relatives, the sites of their military glory, and to meet with war friends, as well as fly to recreation and medical centers.

The company is set to maintain its passenger flow growth in the new season. According to a business plan, UTair will end up with 2.5m passengers by the end of 2006.

UTair always strives for the improvement of quality of service and passenger safety. In particular, the airline is constantly upgrading its fleet. In 2006, it began operating 46-seat turboprop regional aircraft manufactured in Europe. They will gradually replace Russian An-24 and Yak-40 aircraft on regional flights between Tyumen, Surgut, Khanty-Mansiysk, Novosibirsk, Nizhnevartovsk, Yekaterinburg and Ufa.

It is worth mentioning that in the 2006 Fall-Winter season UTair will also continue selling plane tickets on credit. UTair passengers have the opportunity to obtain 10-month loans for RUR3,000-30,000 (about USD105-1,050) and buy plane tickets with a 10-percent initial payment.

For additional information, please, contact:
Igor V. Blinov,
Head of the Public Relations and Advertising Department
Phone: (34671) 94-599, Fax: (34671) 94-586,e-mail: pr@gapk.utair.ru

For more news about the company, please visit www.utair.ru.

For additional information, please, contact:
Igor V. Blinov,
Head of the Public Relations and Advertising Department
Phone: (34671) 94-599, Fax: (34671) 94-586,e-mail: pr@gapk.utair.ru

8. 11/13/06 **UTair Holds Presentation in New York**

UTair Aviation

Joint-Stock Company

No. 50

Press Release

November 13, 2006

UTAIR HOLDS PRESENTATION IN NEW YORK

UTair Aviation (UTair Aviation, JSC) held a presentation in the Consulate General of the Russian Federation in New York covering the results of the airline's international operations in 2005.

The presentation was attended by representatives of the United Nations Secretariat, Russian Diplomatic Mission, International Helicopter Association, and the embassies of several states, including the General Consuls and Commercial Secretaries of China, Slovakia and Croatia, as well as the Russian aircraft community in the USA and UTair's business partners from Russia, Europe, Canada and the USA. Russia's Permanent Representative and Ambassador Extraordinary and Plenipotentiary to the UN Vitaly Churkin and General Consul in New York Sergei Garmonin greeted the airline's management and guests with a welcome address.

UTair General Director Andrei Martirosov presented the results of the airline's international business in 2005. Since 1991, UTair has been successfully providing air services to peacekeeping missions and is the UN's major air carrier, with UN contracts totaling $77m in 2005. All in all, the total value of contracts with the UN has almost doubled over the past two years, topping $100m in 2006. At the moment, over 50 UTair helicopters are engaged in providing services to UN peacekeeping missions in Sierra Leone, Congo, Liberia, Eritrea, Sudan and Cote d'Ivoire. UTair's helicopters deliver humanitarian aid to areas of ethnic conflicts and environmental disasters and provide logistical support within disaster areas.

Performance qualities of Russian Mil helicopters and the expertise of UTair pilots are invariably praised by international organizations and authorities of the countries seeking assistance.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

The airline proposes to expand its presence in Canada, Europe, Asia and Africa and receive more orders for helicopter services from the USA.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

9. 11/13/06 **UTair Reports 32.2% Passenger Transportation Growth from January to October 2006**

UTair Aviation
Joint-Stock Company

Press Release

No. 51
November 13, 2006

UTAIR REPORTS 32.2% PASSENGER TRANSPORTATION GROWTH FROM JANUARY TO OCTOBER 2006

Khanty-Mansiysk - UTair Aviation (UTair Aviation, JSC) increased its number of transported passengers to 2,041,550 people from January to October of this year, which is a 32.2 percent growth compared to the same period of 2005.

The company also reported a substantial improvement in other operating indicators. In particular, passenger traffic increased 25.3 percent.

The volume of mail and cargo carried by transport aircraft went up 23.2 percent and 17.7 percent respectively from January to October 2006 against the same period in 2005.

UTair's airplanes logged 91,505 flights hours, up 16.6 percent from the previous year.

The company's helicopters logged 51,067 flight hours, which is a 13.6 percent increase compared to the first ten months of last year.

According to UTair's business plan, the company's airplanes and helicopters will spend 166,800 hours in the air in 2006. More than 2.5m passengers will be transported and 12 new routes introduced. Helicopter operations will be conducted in Russia and nine foreign countries, with the volume of helicopter service exports increasing by more than 25 percent.

The main operating figures for the airline's activity from January to October 2006 are presented in the chart below:

No.	**Operating Indicators**	Unit of measurement	First 10 months of 2005	First 10 months of 2006	Growth, %
	Transport aircraft (airplanes)				

	Passenger traffic	'000 passenger-kilometers	2,516,759.7	3,154,021.1	125.3
	Number of passengers carried	people	1,543,843	2,041,550	132.2
	Number of passengers carried by airplanes	*people*	*1,508,761*	*1,986,424*	*131.6*
	Number of passengers carried by helicopters	*people*	*35,082*	*55,126*	*157.1*
	Flying time	hours	78,495	91,505	116.6
	Cargo transported	tonnes	6,416.2	7,551.9	117.7
	Mail transported	tonnes	799.6	985.1	123.2
	Helicopter operations				
	Flying time	hours	44,934	51,067	113.6
	Cargo transported	tonnes	49,109.5	50,853.2	103.6

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

10. 11/23/06 **UTair's Annual Report Rated Best**

UTair Aviation

Joint-Stock Company

No. 52

Press Release November 23, 2006

UTAIR'S ANNUAL REPORT RATED BEST

The annual report for 2005 of UTair Aviation (UTair Aviation, JSC) has been announced winner in the Transport category at the 8th Annual Competition of Annual Reports and Corporate Websites.

The awards ceremony was arranged as part of the 3rd Annual Practical Conference "Annual Reports: Leaders' Experience and News Standards" at Swissotel Krasnye Holmy in Moscow on November 15, 2006.

This year, the competition organized by Expert Rating Agency and the RTS Stock Exchange and supported by PricewaterhouseCoopers became an international one, with foreign companies operating on the financial market and open joint-stock companies trading shares, both on stock exchanges and on the OTC market, taking part.

The competition commission, consisting of representatives of public authorities and major information agencies and heads of exchanges and investment banks, as well as top experts from consulting and designer companies, distinguished UTair's annual report from among those of 128 applicants from 6 countries.

The competition's assessment techniques are based on both established global practices of presenting corporate annual reports and on key aspects of new trends and requirements for information disclosure in annual reports imposed by investors, shareholders and public authorities.

Please visit www.utair.ru to view UTair's annual report for 2005.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

11. 11/23/06 **UTair's Top Managers Named Among Russia's Administrative Elite**

UTair Aviation

RECEIVED Joint-Stock Company

No. 53

Press Release November 23, 2006

UTAIR'S TOP MANAGERS NAMED AMONG RUSSIA'S ADMINISTRATIVE ELITE

Senior executives of UTair Aviation (UTair Aviation, JSC) have been ranked among Russia's 1000 top professional managers by the rating agency of the Russian Managers Association and Kommersant Publishing House.

UTair's General Director Andrei Martirosov was put among the top ten senior executives in the Transport category.

Commercial Director Vladislav Kravchenko and Financial Director Igor Petrov were also rated high in their areas.

UTair's executives in charge of the IT and HR divisions and public and corporate relations were also ranked in the rating of the Russian Managers Association.

Therefore, six top managers of UTair were praised for being among the best professionals in Russia.

Top managers have been named annually ever since 2001. This year, the shortlisting techniques for the final top 1000 have been changed, and decisions were made primarily by heads and directors of Russian companies in charge of various business areas ranked highest in the previous years.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

12. 11/23/06 **UTair Earns Another ISO 9001:2000 International Quality Management System Certificate**

UTair Aviation

Joint-Stock Company

Press Release

No. 54
November 23, 2006

UTAIR EARNS ANOTHER ISO 9001:2000 INTERNATIONAL QUALITY MANAGEMENT SYSTEM CERTIFICATE

The in-flight catering division of UTair (UTair Aviation) has been certified with the ISO 9001:2000 International Quality Management System Standard "Development, production and delivery of in-flight catering, meals and ready-to-serve foods. External and internal aircraft cleaning, configuration and delivery of flight equipment and newspapers and magazines to aircrafts" after a successful certification audit.

The international ISO 9001:2000 certificate confirms the airline's ability to render services to a standard not below the required one. The airline regards the certificate of conformity to this standard as another acknowledgement of its reputation on the air services market.

This is the second ISO certificate granted to UTair Airline by Bureau Veritas Quality International (BVQI) in 2006. BVQI is qualified to hold certification audits under both ISO and other international standards. As reported earlier, in May 2006 UTair's subsidiary, UTair-Technik, which provides maintenance services for aircraft produced abroad, was ISO certified.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

13. 11/23/06 **UTair -Finance Ltd. Repays First Bonded Loan**

UTair Aviation

Joint-Stock Company

Press Release

No. 55
November 23, 2006

UTAIR-FINANCE LTD. REPAYS FIRST BONDED LOAN

On November 22, UTair-Finance redeemed bonds of the first issue and paid out the last of the four coupons, and now has no obligations to bond holders. The first bonded loan totaling RUR1bn (approx. USD39.92m) was floated for a period of two years on November 24, 2004.

At the moment, outstanding are the second issue bonds worth RUR1bn (approx. USD39.92m) placed by UTair-Finance for a period of three years on March 14, 2006.

UTair Finance Ltd. has been set up to develop and implement fundraising programs for UTair (UTair Aviation JSC), as security for bonded loans. The airline uses the borrowed funds to finance the program of its air fleet renewal. Under this program, the airline purchased 9 Mi-26T helicopters, 15 Mi-8MTV helicopters, two Mi-171 helicopters, three Tu-154M airplanes and eight Tu-134 airplanes between 2000 and 2006.

Investing in air jet fleet replacement and enlargement, the company has the opportunity to go ahead with its plans to boost its number of destinations, flights and passengers carried. A larger helicopter fleet has enabled the company to ramp up its international services in Africa, India, Europe, North America and other regions, and gain a stronger footing as a leader in helicopter services for Russian industrial facilities.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

14. 11/30/06 **UTair Shareholders Approve Major Transaction**

UTair Aviation

Joint-Stock Company

Press Release

No. 56
November 30, 2006

UTAIR SHAREHOLDERS APPROVE MAJOR TRANSACTION

The shareholders of UTair (UTair Aviation, JSC) have approved a series of interrelated transactions worth a total of RUR2bn (approx. USD76.02m) at their extraordinary general meeting.

The meeting was held by absentee ballot, and the decision was passed by a majority of votes.

The transactions are connected with UTair Airlines providing non-repayable security to UTair Finance Limited Liability Company worth a total of RUR2bn against buyers of series 03 documentary interest bearer bonds with mandatory centralized custody, which are to be issued by UTair Finance.

The maximum amount of security of UTair Aviation equals the total par value of the bond issue, or RUR2bn (approx. USD76.02m), and aggregate coupon yield on the bonds.

UTair Finance is a UTair Aviation subsidiary set up with a view to developing and implementing fundraising programs for the airline. UTair uses loans to finance its development projects, including replacement and enlargement of its air fleet.

In so far as the airline's business growth is concerned, it should be noted that within the first nine months of 2006 UTair's revenue surged 46% against the respective period in 2005. Its air fleet was supplemented by 12 more aircraft, including one Tu-154M jet and one Tu-134 jet, as well as two Mi-171, three Mi-26, four Mi-8MTV and one AS-355 helicopters.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

15. 12/04/06 **UTair Issues First E-Ticket in Russia**

UTair Aviation
Joint-Stock Company

Press Release

No. 57
December 4, 2006

UTair ISSUES FIRST E-TICKET IN RUSSIA

On 1 December 2006 UTair Aviation (UTair Aviation, JSC) became the first airline company in Russia to issue electronic tickets, starting its pilot e-ticketing project.

The first e-ticket passengers were UTair employees. Their electronic tickets for flight UT 464 from Tyumen to Moscow were registered at Roshchino airport on 4 December.

While launching its e-ticketing technology, UTair is also putting into service its registration program Astra, which will be applied in all airports used by UTair.

At the next stage of the project e-tickets will become available to commercial passengers.

31 December 2007 is the deadline set by the world's airlines for introducing e-tickets at the annual meeting of the International Air Transport Association (IATA) in May 2004.

You can visit www.utair.ru to learn more about the airline.

For additional information, please, contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

16. 12/26/06 **UTair Europe Granted Operator Status**

Rule 12g3-2(b)(1)(iii)

RECEIVED **UTair Aviation**

2007 MAY 10 A 10: 50 **Joint-Stock Company**

OFFICE OF INTERNATIONAL CORPORATE FINANCE

No. 65

Press Release December 26, 2006

UTair Europe GRANTED OPERATOR STATUS

UTair Europe, a subsidiary of UTair (UTair Aviation, JSC), with its offices and home base in the International Piestany Airport in Slovakia, has been certified for flight operation.

UTair Europe will launch its helicopter services in Europe in the near future. The airline's helicopters will be used for different cargo, assembly and fire-fighting operations.

At this moment, 60 helicopters of UTair's fleet provide export services in various parts of the world from North America to South Africa. In 2006, UTair helicopters were put into operation in Canada and Lebanon. The airline expects a 25-percent rise in revenue from helicopter operations in 2006 and 2007.

UTair is Russia's top helicopter operator and a recognized leader on the global market of helicopter services. The airline's helicopter fleet numbers 180.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

17. 12/27/06 **UTair-Technik Receives EASA Certification for Aircraft Maintenance**

UTair Aviation

RECEIVED

2007 MAY 10 A 10:13

Joint-Stock Company

Press Release

No. 66
December 27, 2006

UTair-Technik RECEIVES EASA CERTIFICATION FOR AIRCRAFT MAINTENANCE

UTair-Technik, a subsidiary of UTair (UTair Aviation JSC), has been issued a Part-145 approval certificate as an aircraft maintenance organization by the European Aviation Safety Agency (EASA).

In September 2006, UTair-Technik was audited by the EASA's French department, and was submitted to the EASA for approval.

An approval certificate confirming compliance with Part-145 requirements enables organizations to perform maintenance of aircraft and components produced abroad and registered in countries covered by the EASA Part-145 rules of the European Union. To be granted a Part-145 approval certificate, an organization must meet the requirements for working procedures and the quality management system to provide for an overall high flight safety level.

This time, UTair-Technik was authorized to provide line and base maintenance of ATR-42-300/320 airplanes. In 2007, the company proposes to gain approvals for line maintenance stations in Vnukovo and Surgut airports, and expand its ART-42 aircraft component and Boeing-737 maintenance.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

18. 12/28/06 **UTair Sets New Year Ticket Prices**

UTair Aviation

Joint-Stock Company

Press Release

No. 67
December 28, 2006

UTair SETS NEW YEAR TICKET PRICES

UTair (UTair Aviation, JSC) has set special New Year prices for flights from Surgut and Khanty-Mansiysk to Moscow at RUR2,990 (approx. USD113.52) and from Tyumen, Samara, Magnitogorsk and Ufa to Moscow at RUR1,990 (approx. USD75.55) for the period from December 31, 2006 through January 14, 2007.

All travelers on UTair's flights between December 31 and January 7 will be presented New Year gifts on behalf of the airline. Furthermore, UTair will hold prize raffles for more than 1,000 passengers on board its planes during holidays.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

19. 12/29/06 **Komiinteravia Reorganized into UTair Express**

UTair Aviation

Joint-Stock Company

No. 68

Press Release December 29, 2006

KOMIINTERAVIA REORGANIZED INTO UTair EXPRESS

UTair Express, a subsidiary of UTair (UTair Aviation, JSC), completed registration in December 2006. The new company emerged from the reorganization of Komiinteravia.

UTair Express received a certificate in commercial air transport operations on An-24 aircraft.

As soon as all of An-24 planes have been decommissioned according to the airline's plan, UTair's air fleet will include up to 20 ATR-42 airliners.

UTair Express also embraces Russia's largest Tu-134 maintenance center.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

20. 01/16/07 **UTair Reports Passenger Traffic Growth in 2006**

UTair Aviation
Joint-Stock Company

Press Release

No. 1
January 16, 2007

UTAIR REPORTS PASSENGER TRAFFIC GROWTH IN 2006

UTair Aviation OJSC (UTair Aviation) carried 2,417,060 passengers in 2006, up 28.1 percent from 2005.

Other indicators also improved significantly. In particular, passenger traffic increased by 23.1 percent.

From January to December 2006, the volume of mail transported by UTair Aviation increased by 38.7 percent, while cargo transportation rose 15.4 percent.

UTair planes flew about 110,000 hours, up 15.3 percent on the year.

The company's helicopters spent nearly 60,000 hours in the air, 10.1 percent more than in 2005.

The volume of cargo transported by UTair helicopters in 2006 increased 5.2 percent to 62,128.2 tonnes.

According to UTair's business plan for 2007, its planes and helicopters will fly about 220,000 hours in 2007, carrying 3.45 million passengers and launching thirty-one new routes. Helicopter operations will be performed in Russia and ten foreign countries. The export of helicopter services will increase by more than 26 percent.

Key operational indicators for 2006 are shown in the table below:

No.	Indicators	Unit of measurement	2005	2006	Growth, %
	Transport aviation				
	Passenger traffic	'000 passenger-kilometers	2,977,403.7	3,665,798.1	123.1
	Number of passengers carried	People	1,887,023	2,417,060	128.1

	By planes:	*people*	*1,840,819*	*2,353,880*	*127.9*
	By helicopters:	*people*	*46,204*	*63,180*	*136.7*
	Flying time	hours	94,869	109,401	115.3
	Cargo transported	tonnes	8,154.7	9,411	115.4
	Mail carried	tonnes	1,017.2	1,410.6	138.7
	Helicopter operations				
	Flying time	hours	53,938	59,388	110.1
	Cargo transported	tonnes	59,068.6	62,128.2	105.2

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact:
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

21. 02/08/07 **UTair Turns 40**

UTair Aviation

Joint-Stock Company

No. 2

PRESS RELEASE

February 8, 2007

UTair TURNS 40

UTair is pleased to announce its 40th anniversary. In February 1967 the Civil Aviation Minister of the USSR decreed to establish the Tyumen Civil Aviation Department, to which UTair (UTair Aviation JSC) is the rightful successor.

On February 7, 2007 celebrations were held in Khanty-Mansiysk attended by the airline's employees and veterans who have made serious contributions to its formation and development, as well as representatives of UTair's Russian and foreign partners and the Russian aviation authorities.

At this point, UTair is among Russia's four largest air carriers, projecting to carry some 3.5m people in its business plan for 2007. The airline is continuously upping its number of flight destinations and frequency and improving the standard of services.

UTair commands the largest air fleet in Russia of around 300 airplanes and helicopters, including the heaviest-load-carrying helicopter fleet in the world, boasting the unique Mi-26 aircraft.

The company proposes to further expand its commercial operations in North America, Europe, Asia and Africa.

UTair's shares are available for public trading on the stock market.

The airline has been repeatedly granted the Wing of Russia National Aviation Award, the most prestigious aviation trophy in Russia.

The airline's business plan approved by the Executive Board projects that revenue will surge by 45.6 percent to RUR22.718bn (approx. USD860.86m). Operating profit is expected at RUR1.5bn (approx. USD56.84m), while net profit will be RUR645m (approx. USD24.44m), or 1.6 times as high as in 2006. UTair will use 93 airplanes and 150 helicopters of all the existing classes to perform the planned operations. The average accrued wages of the airline's employees are forecast to rise 23.2%.

UTair is a dynamically developing company with a growing number of branches and subsidiaries. The airline's strong performance has been driven by the joint effort of its shareholders, managers and above all its staff of thousands of highly qualified employees.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

22. 02/15/07 **UTair Reports 32.9% Rise in Passenger Transportation in January 2007**

UTair Aviation

Joint-Stock Company

RECEIVED
2007 MAY 10 A 10: 13

No. 3

PRESS RELEASE February 15, 2007

UTair REPORTS 32.9% RISE IN PASSENGER TRANSPORTATION IN JANUARY 2007

UTair (UTair Aviation, JSC) increased its number of transported passengers to 167,378 people in January 2007, which is a 32.9 percent growth compared to the same period of 2006.

The company also reported a substantial improvement in other performance indicators. In particular, passenger traffic increased 56.9 percent.

The volume of mail and cargo carried by transport aircraft went up by 52.8 percent and 3.2 times respectively in January 2007 against the same period in 2007.

UTair's airplanes logged 8,472 flight hours, up 27 percent from the previous year.

The company's helicopters logged 4,356 flight hours, which is 29.1 percent more than in the respective period in 2006.

According to UTair's business plan, the company's airplanes and helicopters will spend around 220,000 hours in the air in 2007. More than 3.45m passengers will be transported and 31 new routes introduced. Helicopter operations will be conducted in ten foreign countries as well as Russia, with the volume of helicopter service exports increasing by more than 26 percent.

The main operating figures for the airline's activity in January 2007 are presented in the chart below:

No.	Operating Indicators	Unit of measureme	1 month of 2006	1 month of 2007	Growth, %
	Transport aircraft (airplanes)				

	Passenger traffic	'000 passenger-kilometers	185,222.3	290,576.8	156.9
	Number of passengers carried	people	125,927	167,378	132.9
	Number of passengers carried by airplanes:	*people*	*124,482*	*166,541*	*133.8*
	Number of passengers carried by helicopters:	*people*	*1,445*	*837*	*57.9*
	Flying time	hours	6,673	8,472	127.0
	Cargo transported	tonnes	464.1	1,498.6	322.9
	Mail transported	tonnes	70.1	107.1	152.8
	Helicopter operations				
	Flying time	hours	3,374	4,356	129.1

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

23. 02/17/07 **Press Release**

UTair Aviation

Joint-Stock Company

No. 4

PRESS RELEASE February 17, 2007

In view of the restrictions imposed on charter and taxi flights performed by a number of Russian air carriers including UTair (UTair Aviation JSC) to the European Union, by the joint regulation of the Federal Air Transport Agency and the Federal Supervision Service for Transport, starting from February 12, 2007, according to the information circulated by the Transportation Ministry of Russia, UTair's press office has been instructed to voice the airline's official stance.

In line with the Russian Transportation Ministry's statement, the above restrictions on the activities of a number of Russian air carriers have been imposed "in order to avoid serious damage to Russia's image as a leading air power, as well as to enhance the security of flights," and will remain effective until the airlines have addressed the criticisms raised by the European Commission Directorate for Transport.

The information of the EC Directorate for Transport suggests that from 2004 through 2006 some Russian airlines earned a lot of criticism during overhauls at European Union airports, and had been duly notified thereof. However, notwithstanding the established procedure, the airlines failed to advise Russia's Federal Supervision Service for Transport of the criticism as well as to take steps to overcome the flaws highlighted. Given that the flaws still exist and provide the European Commission with the premises to initiate the inclusion of these air carriers into the so-called 'black list', the Federal Supervision Service for Transport and the Federal Air Transport Agency have taken preventive steps to restrict their operations in the European Union.

Such strict measures on the part of the Russian authorities appear to be rash and to disregard the actual state of affairs. In particular, as of February 12, 2007 UTair had had only one such survey report with two points of criticism, the first one regarding access to one of the emergency exits in a plane's cabin, and the second one regarding the failure to log information about the airplane's special characteristics in English.

The airline gave most careful consideration to both the points, and both of them have been found to be connected with the peculiarities of Russian airplanes and air regulations. One pair of emergency exits in the middle of the second cabin in the Tu-154M plane that was

checked was indeed blocked by rows of seats. However, these are additional emergency exits in excess of airworthiness requirements, while all the required passages were absolutely accessible. As for the requirement to keep logbooks in English, they are also deemed superfluous. The Russian aviation regulations do not set forth special language requirements for aircraft documentation, including logbooks, for Russian operators. Russian is an official language of both the UN and ICAO (International Civil Aviation Organization).

UTair is positive that having scrutinized the situation the Russian aviation authorities will lift the restrictions shortly, and join their efforts with the Russian airlines to expand the air transportation network in Russia and abroad.

As for our commitments to passengers and clients we undertake to meet them in full and in due time.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

24. 02/27/07 **UTair Boosts Stake in Ust Kut Airport**

UTair Aviation

Joint-Stock Company

No. 5

PRESS RELEASE February 27, 2007

UTair BOOSTS STAKE IN UST KUT AIRPORT

UTair (UTair Aviation, JSC) has augmented its stake in the share capital of the Irkutsk region-based Ust Kut Airport Open Joint-Stock Company to 76.66 percent. The airline had earlier purchased an initial share of 51 percent in the airport.

The airport focuses its core activities on airfield operations. The airport is certified to provide maintenance to An-12, An-24, An-26, Il-76 and Yak-40 aircraft.

UTair will utilize Ust Kut Airport as its base airport in Eastern Siberia, and is therefore planning to invest in its infrastructure to bring its operations up to high contemporary standards.

Note: UTair operates five airports, all of them being the airline's affiliates: Berezovo, Igrim (Khanty-Mansiysk Autonomous Area), Mys Kamenny, Tazovsky (Yamalo-Nenets Autonomous Area), and a federal airport in the city of Noyabrsk. The airline is seeking to make considerable capital allocations in their development, having invested over RUR140m (approx. USD5.35m) in runway reconstruction at Noyabrsk airport in 2005.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

25. 03/01/07 **UTair Aviation Offers Passengers Lenten Menu**

UTair Aviation

JOINT-STOCK COMPANY

PRESS RELEASE

No. 6
March 1, 2007

UTair AVIATION OFFERS PASSENGERS LENTEN MENU

During the forty-day Lenten season preceding Easter UTair Aviation is giving due consideration to the preferences of believers who keep Russian Orthodox canon law.

Although any in-flight catering menu includes items that can be categorized as Lenten food (fruit desserts, vegetable appetizers), by tradition the airline is also introducing a special Lenten menu. Depending on the class of service, this menu may include a starter, a broader range of vegetable appetizers, different kinds of vegetable first-course meals (carrot, cabbage or potato cutlets), cereals, etc.

The airline carries out flights from 50 cities in Russia and nine more in the CIS and beyond. At each airport where UTair is present, the airline's staff does their utmost to satisfy the wishes of our passengers.

You can visit www.utair.ru to learn more about UTair Aviation.

For additional information, please, contact:
Public Relations Service
Tel.: +7 (3462) 770-971, Fax: +7 (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

26. 03/09/07 **Message from UTair Aviation**

UTair Aviation

JOINT-STOCK COMPANY

PRESS RELEASE

No. 7
March 9, 2007

Message from UTair Aviation

On March 8, 2007 as a Tu-154-operated Tyumen-Moscow UTair Aviation flight number 454 was approaching landing in Moscow's Vnukovo Airport, the onboard flight navigator Alexander Raykov felt a sudden deterioration of his physical condition. He needed medical assistance, which was provided promptly by flight assistants. After the landing, which was carried out according to normal procedure, Alexander Raykov was hospitalized at one of Moscow's clinics, where he is now under the care of physicians.

Flight navigator Raykov has had periodical medical checkups in accordance with the requirements of federal aviation rules (the Medical Support section), and has been admitted to flying as flight navigator without any restrictions. Particularly, his physical condition was examined by the Central Physical Evaluation Board in Moscow in May 2006, and a quarterly medical checkup was performed in Tyumen in January 2007. The pre-flight medical examination carried out on March 8 did not reveal any irregularities in the airline employee's physical condition.

Raykov has been keeping to the requirements of the Provisions for Work and Rest of UTair Aviation Air Staff. The employee flew a total 55 flying hours in February 2007, and 20 hours since the beginning of March (the standard for a flight navigator is 80 hours per month). In 2006, Raykov's flying time stood at 617 hours against an annual norm of 800 hours. Raykov had a day-off before the flight.

The airline's medical office is regularly gathering information about the physical condition of flight navigator Raykov and is ready to provide the needed assistance in organizing the employee's medical treatment and his further rehabilitation.

You can visit www.utair.ru to learn more about UTair Aviation.

For additional information, please, contact:
Public Relations Service
Tel.: +7 (3462) 770-971, Fax: +7 (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

27. 03/13/07 **UTair Posts 28.6% Increase in Passenger Numbers in January-February**

UTair Aviation

RECEIVED JOINT-STOCK COMPANY

PRESS RELEASE

No. 8
March 13, 2007

UTair POSTS 28.6% INCREASE IN PASSENGER NUMBERS IN JANUARY-FEBRUARY

UTair (UTair Aviation, JSC) carried 337,973 passengers in January-February 2007, which is 28.6 percent more than in the first two months of the previous year.

A considerable increase was also seen in the airline's other performance indicators over the reporting period. In particular, the company's passenger traffic rose 41.5 percent.

In January 2007, the volume of mail carried by transport aircraft grew 78.4 percent, the volume of transported cargo surged 97.1 percent.

UTair's airplanes logged 16,481 flight hours, up 24.7 percent from a year ago.

The company's helicopters logged 7,269 flight hours, which is 25.7 percent more than in the same period in 2006.

According to UTair's business plan, the company's airplanes and helicopters will spend around 220,000 hours in the air in 2007. More than 3.45m passengers will be transported and 31 new routes introduced. Helicopter operations will be conducted in ten foreign countries as well as Russia, with the volume of helicopter service exports increasing by more than 26 percent.

The main operating figures for the airline's activity in January-February 2007 are presented in the chart below:

For additional information, please, contact:
Public Relations Service
Tel.: +7 (3462) 770-971, Fax: +7 (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

No.	Operating indicators	Unit of measurement	2 months of 2006	2 months of 2007	Change, %
	Transport aircraft (airplanes)				
	Passenger traffic	'000 passenger-kilometers	375,909.4	531,951.1	141.5
	Number of passengers carried	people	262,738	337,973	128.6
	Number of passengers carried by airplanes:	*people*	*260,546*	*336,028*	*128.9*
	Number of passengers carried by helicopters:	*people*	*2,192*	*1,945*	*88.7*
	Flying time	hours	13,216	16,481	124.7
	Cargo transported	tonnes	1,123.1	2,213.5	197.1
	Mail transported	tonnes	147.3	262.8	178.4
	Helicopter operations				
	Flying time	hours	5,783	7,269	125.7

You can visit www.utair.ru to learn more about UTair Aviation.

For additional information, please, contact:
Public Relations Service
Tel.: +7 (3462) 770-971, Fax: +7 (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

28. 03/14/07 **Biathlon World Cup Participants Fly with UTair**

UTair Aviation

Joint-Stock Company

No. 9

PRESS RELEASE

March 14, 2007

Biathlon World Cup participants fly with UTair

UTair (UTair Aviation, JSC) which has been the official air carrier and the general sponsor of the Biathlon World Cup since 2000 has transferred the participants of the World Cup Final 2007 to the capital of the Khanty-Mansiysk Autonomous Area. The finals will be held from March 15 through 18, 2007.

The airline's Tu-154M liners performed four international charter flights from Oslo (Norway) carrying 350 sportsmen and team members to Khanty-Mansiysk. Also, representatives of the German TV channel ARD took an UTair flight from Karlsruhe, Germany.

The participants of the Finals represented 24 national teams from the CIS and other foreign countries. UTair's liners brought Sven Fischer (Germany), Bjorndalen Ole Einar (Norway) Sergei Rozhkov (Russia), Nikolai Kruglov (Russia), Magdalena Neuner and Kathrin Hitzer (Germany), Ekaterina Yuryeva (Russia), Sandrine Bailly (France) and Andrea Henkel (Germany).

Furthermore, UTair's passengers included the honorary guest of the World Cup – President of the International Biathlon Union (IBU) Anders Besseberg, a referee team and delegates of the major sporting clothing and equipment producers, as well as mass media and television.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

29. 03/15/07 **UTair Expands Maintenance Capacity**

UTair Aviation

Joint-Stock Company

No.10

PRESS RELEASE

March 15, 2007

UTair expands maintenance capacity

UTair (UTair Aviation, JSC) is taking steps to update its repair and maintenance facilities for component parts of ATR-42 regional passenger aircraft.

The test system at UTair-Technik (UTair's subsidiary) has recently received NAS 410 and EN 4179 certification, and UTair-Technik specialists have been trained and granted certificates at the European ATG training center.

The airline has also completed the selection and delivery of testing equipment for the facilities engaged in ATR-42 aircraft maintenance and repairs. All instruments and equipment installed are compliant with the requirements of the EASA (European Aviation Safety Agency) and aircraft producers.

In the near future, UTair-Technik will be inspected and certified by the EASA, which will enable UTair-Technik to start providing maintenance services and perform repairs of ATR-42 component parts, as well as of other foreign-produced aircraft if necessary.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

30. 03/16/07 **UTair to Cooperate with Irkutsk Region**

UTair Aviation

Joint-Stock Company

No. 11

PRESS RELEASE March 16, 2007

UTair TO COOPERATE WITH IRKUTSK REGION

On March 16, 2007, General Director of UTair (UTair Aviation, JSC) Andrei Martirosov and Irkutsk region Governor Alexander Tishanin signed an agreement on social and economic cooperation.

Under the agreement the parties will collaborate in implementing social, industrial and financial programs in the Irkutsk region. Alongside other projects, they are poised to develop the helicopter transportation network in the region, and to operate and reequip airports.

Recently, the company has bought a stake in Irkutsk region-based Ust-Kut Airport Open Joint-Stock Company, which the company intends to make its home base in Eastern Siberia. UTair has planned an investment into the airport's infrastructure required to bring its operation into line with contemporary standards.

UTair boasts the largest fleet of regional aircraft in Russia, including the most modern ATR-42 jets produced in Europe. UTair is also Russia's major helicopter operator and is among the world's top providers of helicopter services. The company has been successfully operating and developing regional and federal airports in Khanty-Mansiysk and Yamalo-Nenets Autonomous Areas.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

31. 03/21/07 **Press Release**

UTair Aviation

Joint-Stock Company

Press Release

No. 20
March 21, 2007

A Tu-134 passenger plane operated by UTair (UTair Aviation JSC) crash-landed at the Kurumoch airport (Samara) on 17 March 2007. The plane was carrying out flight 471 from Surgut via Samara to Belgorod.

Before it hit the ground, the plane had been technically sound and in compliance with airworthiness standards, which was confirmed by the examination of objective control data. The Tu-134 plane received all forms of technical maintenance envisaged by the operation regulations for this kind of aircraft. The crew was professional and had all the required permits for the flight. In the last seconds before the crash, the pilot attempted to make another circle before landing.

Six people died in the accident, and over twenty were injured. As of 21 March 2007 none of the injured was in a severe condition. The number of casualties could have been higher had it not been for the quick actions of ground rescue teams and the well-coordinated operations of the crew to evacuate the passengers. The accident, in which 51 people survived, confirmed the unique strength characteristics of the Tu-134 model.

The possible cause of the accident is a sharp worsening of weather conditions at the Kurumoch airport (Samara), which was established by an examination of meteorological conditions immediately after the accident. According to unconfirmed data, information about weather conditions at the airport of landing, received by the crew from ground services, did not reflect the actual weather. A commission has been set up by the Interstate Aviation Committee to investigate into the crash.

UTair has organized the transportation of the relatives of those killed and injured in the crash to the scene of the accident. The company has covered all the funeral expenses. On UTair's initiative, compensations to the relatives of the crash victims will be 20 times higher than the maximum insurance available under Russian law. Compensations to those injured in the crash will depend on the severity of injuries.

For additional information, please contact:
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

Despite the Samara accident, UTair planes continue to perform flights according to timetable. On 26 March the company begins its spring and summer navigation season, envisaging an expansion of the route network and an increase in the number of flights to certain destinations. Helicopter operations in Russia and abroad continue as planned.

UTair is the largest airline company in Russia by the number of aircraft (over 300) and flights. In 2006 its passenger planes performed about 60,000 flights. Helicopters performed more than 100,000 flights.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact:
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

32. 03/28/07 **UTair's Supervisory Board Approves Date of Annual General Shareholders Meeting**

UTair Aviation
Joint-Stock Company

Press Release

No. 22
March 28, 2007

UTair's SUPERVISORY BOARD APPROVES DATE OF ANNUAL GENERAL SHAREHOLDERS MEETING

On March 27, 2007 the Supervisory Board of UTair (UTair Aviation JSC) approved the date of the company's annual general shareholders' meeting.

The meeting, which will be held on June 28, 2007 in the city of Khanty-Mansiysk, will approve the annual report and annual accounting statements of UTair Aviation JSC for 2006, including profit and loss reports (profit and loss accounts), and distribution of net profit (loss). The shareholders will also approve the size, form and time of dividend payment.

The participants of the annual general shareholders meeting will also elect the Supervisory Board, General Director, Audit Commission, and approve the appointment of auditors of UTair Aviation JSC.

Materials related to the issues on agenda will be available on the company's website starting 1 June 2007.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact:
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

33. 03/28/07 **Statement**

UTair Aviation
Joint-Stock Company

RECEIVED
2007 MAY 10 A 10:19

Press Release

No. 23
March 28, 2007

STATEMENT

UTair (UTair Aviation JSC) states that information reported by some media regarding the sale of the company's stock by certain shareholders is untrue. Accordingly, statements about purchasers, sellers and transaction values are absurd.

The structure of UTair Aviation JSC's shareholders, which includes many individuals and corporate entities, has not changed significantly recently.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact:
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru
e-mail: sso@gapk.utair.ru

34. 04/02/07 **Expert RA Confirms UTair's B++ Corporate Governance Rating**

UTair Aviation

Joint-Stock Company

Press Release

No. 24
April 2, 2007

EXPERT RA CONFIRMS UTair'S B++ CORPORATE GOVERNANCE RATING

On March 28, 2007 based on the company's performance in 2006 Expert Rating Agency has confirmed the B++ corporate governance rating that it had previously assigned UTair (UTair Aviation, JSC).

For the purposes of the National Corporate Governance Rating, an independent objective analysis of corporate governance practices at a number of Russian companies including UTair was held.

The quality of corporate governance is assessed based on the independent expert audit of compliance with generally accepted corporate governance standards with regard to investor protection, administration and accountability, information disclosure and consideration of interests of all other parties involved in corporate relations.

The B++ rating assigned to UTair shows the airline is a safe investment and a transparent business.

The complete rating list is available on the official website of Expert Rating Agency.

As is known, the National Corporate Governance Rating actions are part of the Russian Corporate Governance Improvement project and supported by the US National Council on Corporate Governance and US Agency for International Development.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

35. 04/05/07 **UTair to Carry out 1,500 Flights per Week in Spring-Summer 2007**

UTair Aviation

JOINT-STOCK COMPANY

PRESS RELEASE

No. 25
April 5, 2007

UTair to carry out 1,500 flights per week in spring-summer 2007

UTair (UTair Aviation, JSC) has switched to its spring-summer 2007 schedule; which means an expanded route network and an increase in the frequency of flights to numerous destinations. New flights from Moscow to Novy Urengoi and Nikolayev, Ukraine, will soon be available. The frequency of flights from Moscow to Donetsk, Kazan and Nizhnevartovsk will be increased to two per day, service from the Russian capital to Petrozavodsk will resume, and flights to Minsk and Astrakhan will be launched.

As part of its spring-summer schedule, UTair is already carrying out flights to Dushanbe from Tyumen and Magnitogorsk. Baltic destinations (Tallinn, Vilnius, Riga) will be made available with service from Moscow on ATR-42 planes.

The summer charter flight schedule will allow residents of Omsk, Kazan, Ufa, and Rostov-on-Don to fly UTair to Antalya, Turkey. The airline's flights from Moscow's Vnukovo Airport will provide service to Thessaloniki (Greece), locations in Italy, and Pardubice (Czech Republic). Residents of the Tyumen region will be able to fly to Antalya from Tyumen (4 times a week) and Surgut (once a week).

In the new season, the pace of passenger transportation growth will keep in line with expectations. According to the business plan, the airline plans to transport around 3.5m passengers in 2007. In 2006, UTair provided its services to 2.5m passengers, having performed 60,000 flights (160 flights per day).

To meet its operating targets, UTair Aviation plans to use 93 aircraft of all the existing classes.

You can visit www.utair.ru to learn more about UTair Aviation.

For additional information, please, contact:
Public Relations Service
Tel.: +7 (3462) 770-971, Fax: +7 (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

36. 04/06/07 **UTair Launches Commercial Flights in Sierra Leone**

UTair Aviation

Joint-Stock Company

Press Release

No. 26
April 6, 2007

UTair LAUNCHES COMMERCIAL FLIGHTS IN SIERRA LEONE

A subsidiary of UTair (UTair Aviation, JSC), UTair Sierra Leone Ltd., has launched commercial flights in Sierra Leone. The airline's headquarters and base airport are in the country's capital, Freetown. UTair SL has been audited and certified in compliance with ICAO standards.

In Sierra Leone, UTair operates four Mi-8 helicopters, with two of them continuing their cooperation with the UN mission, and the remaining two employed under commercial contracts with Inter City Airlines Ltd. UTair's Mi-8 helicopters are to be used for passenger transportation and carrying cargo inside the cargo bay and on the external load sling.

Maintenance and continuing the airworthiness of the aircraft involved in commercial operations are the responsibility of UTair South Africa.

UTair is a global helicopter operator with a fleet of 180 helicopters, 60 of which are engaged under export contracts worldwide spanning a territory from North America to South Africa. In 2006, UTair launched helicopter services in Canada and Lebanon. The airline expects proceeds from helicopter services exports to rise 25 percent annually in 2006 and 2007.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

37. 04/12/07 **UTair Boosts passenger Transportation by 25.1% in January-March 2007**

UTair Aviation

Joint-Stock Company

Press Release

No. 27
April 12, 2007

UTair boosts passenger transportation by 25.1% in January-March 2007

During January-March 2007, UTair (UTair Aviation, JSC) increased its number of passengers carried to 527,228 people, or 25.1 percent more than in the same period of the previous year.

Furthermore, the company also reported a substantial improvement in other performance indicators. In particular, passenger traffic rose 34.7 percent.

The volume of mail and cargo carried by transport aircraft went up by 66.1 percent and 64.1 percent respectively over the period in question from a year earlier.

UTair's airplanes logged 25,310 flight hours, up 21.5 percent from the previous year.

The company's helicopters spent 8,948 flight hours in the air.

According to UTair's business plan, its airplanes and helicopters will spend over 200,000 hours in the air in 2007. More than 3m passengers are to be carried and some thirty new routes are to be introduced. Helicopter operations will be conducted in Russia and ten more countries, with helicopter service exports increasing by more than 26 percent.

The main operating figures for the airline's activity during January-March 2007 are presented in the chart below:

Operating Indicators	Unit of measurement	3 months of 2006	3 months of 2007	Growth, %
Transport Aircraft				
Passenger traffic	'000 passenger-kilometers	599,807.0	807,699.3	134.7

Number of passengers carried	people	421,395	527,228	125.1
Flying time	hours	20,824	25,310	121.5
Cargo transported	tonnes	1,865.3	3,060.7	164.1
Mail transported	tonnes	242.9	403.4	166.1
Helicopter Operations				
Flying time	hours	9,112	8,948	98.2

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

38. 04/13/07 **UTair's market capitalization tops $300m**

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UTair Aviation

Joint-Stock Company

No. 28
Press Release April 13, 2007

UTair's market capitalization tops $300m

The shares of UTair (UTair Aviation, JSC) have been showing strong growth recently on the stock market.

In April 2007, the airline's market capitalization surpassed $300m. The level was topped on April 4 during the intraday trade on the Moscow Interbank Currency Exchange (MICEX).

Over the past two years, the airline's stocks have been gaining fast. For reference, while in early 2006 the weighted average price per share amounted to $0.147, at the beginning of 2007 it was registered at $0.425, and climbed to $0.562 as of April 11, 2007.

For the record, only two of Russian air carriers are now listed on Russian stock exchanges, and namely Aeroflot – Russian Airlines and UTair.

On the RTS Stock Exchange, UTair stocks are trading under the ticker symbol TMAT, and under UTAR on MICEX.

The airline's ADRs are trading over-the-counter in New York, Frankfurt and Berlin (the UAIRY ticker symbol).

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

END